SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE'S LARGEST WIRELESS COMMUNICATION GROUP ANNOUNCES SECOND QUARTER 2004 CONSOLIDATED RESULTS OF TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Salvador, Brazil - July 23, 2004 - Tele Leste Celular Participações S.A. - "Tele Leste" (BOVESPA: TLCP3 (ON = Registered Common Shares); TLCP4 (PN = Registered Preferred Shares); NYSE: TBE), announces today its consolidated results for the second quarter of 2004. The closing rates for July 22, 2004 were: TLCP3 R$ 0.78 / 1,000 shares; TLCP4 R$ 1.06 / 1,000 shares; and TBE US$ 16.40 / ADR (1:50,000 PN shares). Tele Leste is the holding company that controls 100% of Telebahia Celular S.A. and of Telergipe Celular S.A., leading wireless telecommunications service providers in the states of Bahia and Sergipe, respectively. It provides services in an area that covers 7% of the Brazilian territory and 9% of its total population.

Except where otherwise stated, the following financial and operating information is presented on a consolidated basis in accordance with the Brazilian Corporate Law.

HIGHLIGHTS

R$ million	2 Q 04	1 Q 04	D%	2 Q 03	D%

Net Operating Revenue	120.5	109.8	9.7%	111.2	8.4%
Net revenue from services	102.3	100.2	2.1%	103.1	-0.8%
Net revenue from sales of goods	18.2	9.6	89.6%	8.1	124.7%
Total Operating Costs	(98.4)	(80.2)	22.7%	(75.6)	30.2%
EBITDA	22.1	29.6	-25.3%	35.6	-37.9%
EBITDA Margin (%)	18.3%	27.0%	-8.7 p.p.	32.0%	-13.7 p.p.
Depreciation and Amortization	(27.7)	(28.9)	-4.2%	(30.8)	-10.1%
EBIT	(5.6)	0.7	-	4.8	-
Net Profit	(12.6)	(4.1)	207.3%	(4.3)	193.0%
Profit per share (R$ per 1,000 shares)	(0.03)	(0.01)	-208.2%	(0.01)	-196.0%
Profit per ADR (R$)	(1.31)	(0,42)	-208.2%	(0.44)	-196.0%
Number of shares (billion)	481	481	-	479	0.3%

Investments	10,6	4,5	135,6%	4.8	120.8%
Investment as net revenue %	8,8%	4.1%	4.7 p.p.	4.3%	4.5 p.p.
Operating Cash Flow	11.5	25.1	-54.2%	30.8	-62.7%

Customers (thousand)	1,240	1,189	4.3%	993	24.9%
Net Additions (thousand)	51	63	-19.0%	17	200.0%

Tele Leste, along with Telesp Celular Participações S.A. - TCP, Celular CRT Participações S.A.- CRT, and Tele Sudeste Celular Participações S.A. - TSD, make up the assets of the Joint Venture between Telefónica Móviles and Portugal Telecom, operating under VIVO brand, Top of Mind in the Brazilian market.

HIGHLIGHTS

2Q04

• Customer base reached 1,240 million, having increased by 24.9% and 4.3%, when compared to 2Q03 and 1Q04, respectively.

• Intense efforts in the commercial area, in special for the Mother's Day and Valentine's Day promotion campaigns, which resulted in net additions of 51 thousand new users in 2Q04, as compared to 17 thousand in 2Q03.

• Prepaid ARPU increased by 14.2%, in comparison to 1Q04, despite competition activity (4 carriers).

• Productivity increased by 37.4% and 5.7% in 2Q04 in relation to 2Q03 and 1Q04, respectively.

• Data revenue has been growing and represented 1.8% of net revenue from services in 2Q04 (1.1% in 1Q04).

Technological Innovation

Tele Leste operates high-speed Mobile Internet through its CDMA 1xRTT network. On June 30, 2004, the 1xRTT network covered 11 municipalities in the State of Bahia, which represents about 21% of the population within its coverage area.

Tele Leste has continued to focus data transmission services, having implemented new products such as "VIVO em Ação", an innovation that has made VIVO the first mobile telephone operator in the world to launch an alternative reality game (ARG). Such game lasted four weeks and was played by approximately 1.4 million customers throughout Brazil.

Basis for Presentation of Results

The Personal Mobile Service (SMP) operators implemented Carrier Selection Codes (CSP) for domestic and international long distance calls, in accordance with Anatel's rules. Therefore, Tele Leste operators no longer earn VC2 or VC3 revenues, and currently derive interconnection revenue (VUM) from the usage of their network for completing long distance calls.

As from July 2003, the Bill & Keep system was also implemented, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, which fact causes an impact over interconnection revenue and cost without, however, materially affecting the EBITDA.

Some information disclosed on March 31, 2004 and on June 30, 2003 may have been re-classified, as applicable, for comparison purposes. Total amounts are subject to differences, due to rounding-up procedures.

CONSOLIDATED OPERATING PERFORMANCE

	2 Q 04	1 Q 04	D%	2 Q 03	D%

Total number of customers (thousand)	1,240	1,189	4.3%	993	24.9%
Contract	281	285	-1.4%	294	-4.4%
Prepaid	959	904	6.1%	699	37.2%
Market Share (*)	49.0%	53.3%	-4.3 p.p.	57.6%	-8.6 p.p.
Net additions (thousand)	51	63	-19.0%	17	200.0%
Contract	(4)	(5)	-20.0%	(2)	100.0%
Prepaid	55	68	-19.1%	19	189.5%
Market Share of net additions (%)*	17.1%	34.2%	-17.1 p.p.	30.2%	-13.1 p.p.
Market penetration	16.4%	14.0%	2.5 p.p.	11.3%	5.1 p.p.

SAC (R$)	133	111	20.2%	92	45.8%

Monthly Churn (%)	3.4%	1.8%	1.6 p.p.	2.8%	0.6 p.p.
ARPU (in R$/month)	28.1	28.9	-2.8%	34.7	-19.0%
Contract	70.8	71.6	-1.1%	69.9	1.3%
Prepaid	13.7	12.0	14.2%	16.2	-15.4%
Total MOU (minutes)	85	89	-4.5%	89	-4.5%
Contract	178	175	1.7%	178	0.0%
Prepaid	53	54	-1.9%	51	3.9%

Employees	379	384	-1.3%	417	-9.1%
Customer/employee	3,271	3,096	5.7%	2,382	37.4%
(*) source: Anatel

Operating

Highlights

• Tele Leste's customer base increased by 24.9%, in comparison to 2Q03, reaching 1,240 thousand customers, as a result of stronger commercial activities. Net additions in the quarter period were 200% greater than those recorded in 2Q03 and 19.0% lower than in 1Q04, mainly due to the entry of a new competitor in the market.

• In 2Q04, Tele Leste recorded a reduction in its market share in net additions, which reflected the effects of customers' failure to comply with Anatel's requirements for updating personal record information as well as of the entry of a new competitor in the market. It must be pointed out that the market share of gross additions was 38.3% in the first semester.

• Churn recorded 3.4%, also reflecting the event of disconnection of prepaid customers due to their failure to comply with the personal record information updating requirements. If we excluded such effects, the churn would be 2.3%,.

• Reported blended ARPU of R$28.1, down 19.0% YoY, was impacted by the SMP effect (R$2.3), the change in the customer mix equivalent to R$3.6 (prepaid customer base grew 37.2% accounting for 77% of the total base, compared with 70% a year earlier), the fall in incoming MOU of 8% and by the higher incidence of free traffic bonus. Normalizing for the mix and SMP (B&K, CSP), the ARPU reduction would have been of R$0.7 ou 2.5% YoY. Quarter over quarter, and excluding the mix effect, blended ARPU would have risen by R$0.4 or 1.4%.

• SAC increased, as compared to 1Q04 and 2Q03, due to enhanced competition activity and higher subsidy costs, which were materially affected by foreign exchange variation in 2Q04 (5.3% increase in average dollar prices between 2Q04 and 1Q04).

• Average productivity in terms of clients per employee increased by 37.4% and 5.7% in relation to 2Q03 and 1Q04, respectively.

NET OPERATING REVENUE
	According to Corporate Law
	2 Q 04	1 Q 04	D%	2 Q 03	D%
R$ million
Subscription and Usage	49.0	48.2	1.7%	57.5	-14.8%
Network usage	49.1	47.3	3.8%	43.3	13.4%
Other services	4.2	4.7	-10.6%	2.3	82.6%
Revenue from telecomm. services	102.3	100.2	2.1%	103.1	-0.8%
Sale of handsets	18.2	9.6	89.6%	8.1	124.7%
Total net revenue	120.5	109.8	9.7%	111.2	8.4%

Net Revenue from Services

Net revenue from services reached R$ 102.3 million, and, excluding the SMP effects (B&K and CSP) would have increased by 7.4%, as compared to 2Q03, reflecting the 22.4% growth in the average customer base, which is offset by an increase in prepaid customer as a percentage of the total base (77.4% in 2Q04 and 70.4% in 2Q03) - with lower ARPU - and also by an increased volume of bonuses granted in 2Q04 when compared to 2Q03.

Revenue from data

Data revenue increased by 69.5% and 26.8% in relation to 2Q03 and 1Q04, respectively, reaching 1.8% of net revenue from services in 2Q04 (1.1% in 2Q03). Such increase was possible due to the availability of new services and existence of popular campaigns promoting access and use of these services on a nationwide basis. SMS represents 77.1% of data revenue, and increased by 25.4% compared to 2Q03. The average number of SMS messages sent per month in 2Q04 was approximately 2.1 million, a 3.1% growth in relation to 1Q04.

OPERATING COSTS
	According to Corporate Law
	2 Q 04	1 Q 04	D%	2 Q 03	D%
R$ million
Personnel	(7.7)	(7.4)	4.1%	(7.8)	-1.3%
Cost of services rendered	(21.7)	(20.7)	4.8%	(27.6)	-21.4%
Leased lines	(4.8)	(5.1)	-5.9%	(4.3)	11.6%
Interconnection	(4.7)	(3.9)	20.5%	(14.9)	-68.5%
Rents/Insurances/Condominium Fees	(3.1)	(3.0)	3.3%	(2.3)	34.8%
Fistel and other taxes and contributions	(5.0)	(4.9)	2.0%	(4.3)	16.3%
Third-party services	(4.1)	(3.7)	10.8%	(1.7)	141.2%
Others	0.0	(0.1)	-100.0%	(0.1)	-100.0%
Cost of goods sold	(36.6)	(20.0)	83.0%	(13.0)	181.5%
Selling expenses	(24.6)	(23.2)	6.0%	(22.5)	9.3%
Provision for doubtful debtors	(2.7)	(3.2)	-15.6%	(2.6)	3.8%
Third-party services	(20.3)	(16.4)	23.8%	(18.1)	12.2%
Others	(1.6)	(3.6)	-55.6%	(1.8)	-11.1%
General and administrative expenses	(7.8)	(8.6)	-9.3%	(4.9)	59.2%
Other operating revenue (expenses)	0.0	(0.3)	-100.0%	0.2	-100.0%
Total costs before depreciation/amortization	(98.4)	(80.2)	22.7%	(75.6)	30.2%
Depreciation and amortization	(27.7)	(28.9)	-4.2%	(30.8)	-10.1%
Total operating costs	(126.1)	(109.1)	15.6%	(106,4)	18,5%

Personnel Cost

Personnel cost remained almost unchanged, as compared to the same period in the previous year, recording a 1.3% drop. When compared to 1Q04, such cost increased by 4.1%, mainly due to enhanced commercial activity (sales) between the two periods (39.0% growth in gross additions).

Cost of Services Rendered

The cost of services rendered totaled R$ 21.7 million, recording a 21.4% drop in relation to 2Q03, mainly due to a 68.5% reduction in interconnection cost, which, as it happened to revenue, was impacted by the adoption of the Bill & Keep rules.

Costs of Goods Sold

Tele Leste's cost of goods sold increased by 181.5% in relation to 2Q03 due to intense commercial activity (75.0% increase in gross additions), greater intensity in our customer loyalty programs and efforts to renew the terminals base initiated by the company.

Selling Expenses

Selling expenses increased by 9.3% in relation to 2Q03, as a result of the increase in expenses with third-party services, specially as regards commissions arising out of greater commercial activity.

Bad Debt

In 2Q04, bad debt represented 1.6% of total gross revenue and remained constant, when compared to 2Q03. Bad debt levels have remained unchanged as a result of our constant efforts to ensure a quality prepaid customers base, as well as of the strategy to closely monitor credit to resellers and corporate customers adopted by the "VIVO" Group.

EBITDA

The EBITDA reached R$ 22.1 million in 2Q04, representing a 18.3% margin (21.6% on net revenue from services), which is 13.7 percentile points below the one recorded for 2Q03, as a result of market competition (4 operators) and of greater commercial activity.

Depreciation and Amortization

Depreciation and amortization expenses totaled R$ 27.7 million in 2Q04, recording a 10.1% reduction when compared to 2Q03, due to the adjustment related to the reduction in the useful life of terminal equipments.

FINANCIAL INCOME
	According to Corporate Law
	2 Q 04	1 Q 04	D%	2 Q 03	D%
R$ million
Financial Revenue	2.2	2.3	-4.3%	51.7	-95.7%
Exchange rate variation	2.0	0.2	900.0%	50.1	-96.0%
Other financial revenues	1.6	2.7	-40.7%	4.3	-62.8%
(-) Pis/Cofins taxes on financial revenues	(1.4)	(0.6)	133.3%	(2.6)	-46.2%
Financial Expenses	(7.8)	(5.1)	52.9%	(62.5)	-87.5%
Exchange rate variation	(17.2)	(1.8)	855.6%	0.0	n.d.
Other financial expenses	(3.7)	(3.5)	5.7%	(4.9)	-24.5%
Gains (Losses) with derivatives transactions	13.1	0.2	1.290.0%	(57.6)	n.d.
Financial income	(5.6)	(2.8)	100.0%	(10.8)	-48.1%

Financial income

The Financial income in 2Q04 recorded a reduction by R$ 2.8 million, when compared to 1Q04, mainly in function of the increase in the rate of the Cofins tax levied on gains from derivatives transactions occurred in the period due to the devaluation of the Brazilian Real against the US Dollar (R$ 0.8 million) and of the increase in financial expenses arising out of the debt increase recorded in the period.

Net Income (Loss)

Net loss in the period was R$ 12.6 million.

LOANS AND FINANCING

	jun/30-04	mar/31-04
Lenders (R$ million)	US$	US$

Financial institutions	245.7	213.7
Suppliers	3.3	4.2
Total	249.0	217.9

Payment schedule - LT

2006	7.8	2.1
as from 2006	163.1	152.6
Total	170.9	154.7

NET DEBT
	jun/30-04	mar/31-04

Short Term	78.1	63.2
Long Term	170.9	154.7
Total debt	249.0	217.9
Cash and cash equivalents	(18.2)	(48.8)
Derivatives	(3.0)	9.8
Net Debt	227.8	178.9

Indebtedness

On June 30, 2004, Tele Leste's debt with loans and financings amounted to R$ 249.0 million (R$ 217.9 million on March 31, 2004), 100% of which is denominated in US Dollars. The company has entered into exchange rate hedging contracts for protecting 100% of its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 18.2 million) and by derivative assets and liabilities (R$ 3.0 million receivable), resulting in a net debt of R$ 227.8 million. At the end of 2Q04, short-term debt represented 31.4% of total debt.

CAPEX
				Accum
	2Q04	1Q04	2Q03	2004

Network	5.5	1.0	1.0	6.5
Others	5.1	3.5	3.8	8.6
Total	10.6	4.5	4.8	15.1

Percentual da Receita Líquida	8.8%	4.1%	4.3%	6.6%

Capital

Expenditures

During 2Q04, R$ 10.6 million were invested in property, plant and equipment, representing 11.6% of net revenue, mainly in projects for improvement and capacity expansion of the services rendered.

Social

Responsibility

VIVO launched the VIVO Institute, on July 7, 2004, thus enhancing its Social Responsibility actions in the whole country. Focusing on education and environment actions, VIVO Institute has the mission of promoting citizenship, by sharing VIVO's values and experiences with the society as a whole. Within Tele Leste's coverage area, VIVO Institute supports social actions and sponsors campaigns such as the São Bartholomeu Sewing Women Co-operative Society, which is developed by the Pangea NGO, in Salvador. VIVO's social investment in 2004 should reach R$ 12 million.

Prizes

VIVO was awarded, in May, the "Consumidor Moderno's Excellence in Customer Services Prize", granted by Revista Consumidor Moderno (Modern Consumer Magazine). In June, four VIVO cases were also awarded prizes, among which "VIVO ao VIVO" and VIVO Open Air were awarded the "Top of Marketing" prize from the Brazilian Association of Sales and Marketing Officers (ADVB).

Enclosed tables:

Table 1: Consolidated Income Statements of Tele Leste

Table 2: Consolidated Balance Sheets of Tele Leste

Contact:	Ronald Aitken - IR Officer ronald.aitken@vivo.com.br (11) 5105-1172

Information available at website: http://www.vivo.com.br/ri

 This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments..

TABLE 1: CONSOLIDATED INCOME STATEMENTS

	According to Corporate Law					Accum
	2 Q 04	1 Q 04	D%	2 Q 03	D%	jun-04	jun-03
R$ million
Gross revenue	172.8	153.7	12.4%	157.2	9.9%	326.5	304.7
Revenue from Services	131.2	128.6	2.0%	134.2	-2.2%	259.8	267.8
Revenue from handsets	41.6	25.1	65.7%	23.0	80.9%	66.7	36.9

Deductions - Taxes and others	(52.3)	(43.8)	19.4%	(46.0)	13.7%	(96.1)	(85.8)

Net Revenue	120.5	109.8	9.7%	111.2	8.4%	230.3	218.9
Revenue from Services	102.3	100.2	2.1%	103.1	-0.8%	202.5	205.6
Revenue from handsets	18.2	9.6	89.6%	8.1	124.7%	27.8	13.3

Operating Costs	(98.4)	(80.2)	22.7%	(75.6)	30.2%	(178.6)	(153.4)
Personnel	(7.7)	(7.4)	4.1%	(7.8)	-1.3%	(15.1)	(15.8)
Services Cost	(21.7)	(20.7)	4.8%	(27.6)	-21.4%	(42.4)	(57.0)
Handsets Cost	(36.6)	(20.0)	83.0%	(13.0)	181.5%	(56.6)	(21.7)
Selling expenses	(24.6)	(23.2)	6.0%	(22.5)	9.3%	(47.8)	(45.6)
General & Administrative Expenses	(7.8)	(8.6)	-9.3%	(4.9)	59.2%	(16.4)	(12.4)
Other operating revenue(expense)	0.0	(0.3)	n.d	0.2	-100.0%	-0.3	(0.9)

EBITDA	22.1	29.6	-25.3%	35.6	-37.9%	51.7	65.5
EBITDA Margin %	18.3%	27.0%	-8.6%	32.0%	-13.7%	22.4%	29.9%

Depreciation and Amortizations	(27.7)	(28.9)	-4.2%	(30.8)	-10.1%	(56.6)	(76.9)

EBIT	(5.6)	0.7	-900.0%	4.8	-216.7%	(4.9)	(11.4)

Net Financial income	(5.6)	(2.8)	100.0%	(10.8)	-48.1%	(8.4)	(18.7)
Non-operating revenue/expenses	0.0	(0.5)	-100.0%	(0.3)	-100.0%	(0.5)	(0.3)
Taxes	(1.4)	(1.5)	-6.7%	2	-170.0%	(2.9)	9.9

Net Profit (loss)	(12.6)	(4.1)	207.3%	(4.3)	193.0%	(16.7)	(20.5)

TABLE 2: CONSOLIDATED BALANCE SHEET

R$ million
	jun-30-04	mar-30-04
ASSETS
Current assets	205.4	207.8
Cash and cash equivalents	18.2	48.8
Net accounts receivable	109.2	97.2
Inventory	25.1	10.6
Deferred and recoverable taxes	30.3	24.5
Derivatives transactions	0.6	0.0
Other current assets	22.0	26.7

Long Term Assets	233.2	227.9
Derivatives transactions	17.2	12.6
Deferred and recoverable taxes	202.6	202.9
Other long term assets	13.4	12.4

Permanent Assets	351.3	368.0
Property. plant and equipment	351.3	368.0

Total Assets	790.0	803.7

LIABILITIES
Current Liabilities	224.3	240.8
Personnel. payroll charges and benefits	3.4	3.1
Suppliers and Consignment	104.7	126.4
Taxes. fees and contributions	14.1	18.8
Interest on own capital	0.5	0.5
Loans and financing	78.1	63.2
Contingencies provision	2.8	2.1
Derivatives transactions	10.8	16.6
Other current liabilities	10.0	10.1

Long Term Liabilities	179.6	165.2
Loans and financing	170.9	154.7
Contingencies provision	4.4	4.5
Derivatives transactions	4.0	5.8
Other long term liabilities	0.3	0.2

Shareholders' Equity	386.0	397.6

Capital Expenditures	0.1	0.1

Total Liabilities	790.0	803.7

GLOSSARY

Financial Terms:

EBIT - Operating result before interest and taxes.

EBITDA - Operating result before interest. taxes. depreciation and amortization.

EBITDA Margin = EBITDA / Net Operating Revenue.

CAPEX - Capital Expenditure

Operating Cash Flow = Accrued EBITDA - Accrued CAPEX.

Subsidy = (net revenue from goods - cost of goods sold + discounts given by suppliers) / gross additions

PDD - Provision for doubtful debtors. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

Net debt = Gross debt - cash - financial investments - securities - active derivative transactions + passive derivative transactions

Debt / EBITDA - Index which evaluates the Company's ability to pay its debt with the generation of operating cash in a one-year period.

NE - Net Equity (Shareholders' Equity)

Net debt/ (Net debt + NE) - Index which measures the Company's financial leverage.

Current Capital (Short-term capital) = Current assets - Current liabilities

Working capital = Current Capital - Net Debt

Technology and Services

CDMA - (Code Division Multiple Access) - Aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain.

1XRTT - (1x Radio Transmission Technology) - It is the CDMA 2000 1X technology which. pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules. is the 3G (third generation) Technology.

ZAP - A service which allows quick wireless access to the Internet through a computer. notebook or palmtop. using the CDMA 1XRTT technology.

WAP - Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script).

SMS - Short Message Service - Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

CSP - Carrier Selection Code

Operating indicators:

Customers - Number of wireless lines in service.

Gross additions - Total of new customers acquired in the period.

Net additions = Gross Additions - Reduction in number of customers

Market share = Company's total number of customers / number of customers in its operating area

Net additions market share: participation of estimated net additions in the operating area.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area

Churn rate - Percentage measuring the number of inactive customers during a specific time period. relative to the average number of active customers in the same period = number of customers lost in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

ARPU (Average Revenue per User) - net revenue from services per month / monthly average of customers in the period

Blended ARPU - ARPU of the total customer base (contract + prepaid)

Contract ARPU - ARPU of contract service users

Prepaid ARPU - ARPU of prepaid service users

MOU (minutes of use) - monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Contract MOU - MOU of contract service users

Prepaid MOU - MOU of prepaid service users

SAC - cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.